EXHIBIT 11.1

COMPUTATION OF NET LOSS PER SHARE

BEGINNING BALANCE			17,883,015

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

February 6, 2004	12,000	11,211	17,894,226
February 13, 2004	15,000	13,233	17,907,459
March 30, 2004	10,000	7,562	17,915,021
March 31, 2004	10,000	7,534	17,922,555
April 15, 2004	521,588	371,542	18,294,097
May 27, 2004	113,000	67,490	18,361,587
Jun 28, 2004	10,000	5,096	18,366,683
September 10, 2004	258,404	79,291	18,445,974
September 24, 2004	100,000	26,849	18,472,823
October 28, 2004	20,000	3,507	18,476,330
December 1, 2004	395,000	32,466	18,508,796
December 21, 2004	196,250	5,376	18,514,172
December 29, 2004	450,000	2,466	18,516,638

Net Loss for the year	$2,860,269
Weighted average shares	18,516,638
Net Loss per share	$(0.15)